Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Inovio Pharmaceuticals, Inc. for the registration of up to $125,000,000 in aggregate principal amount of Inovio Pharmaceuticals, Inc.’s common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our reports dated March 18, 2013, with respect to the consolidated financial statements of Inovio Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Inovio Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

January 30, 2014